U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                  001-31792

                   (Check One):

[ x ]  Form 10-K           [   ]  Form 20-F      [   ]  Form 11-K

[   ]  Form 10-Q           [   ]  Form 10-D      [   ] Form N-SAR

[   ]  Form N-CSR



For Period Ended:  December 31, 2008

         [  ]     Transition Report on Form 10-K

         [  ]     Transition Report on Form 20-F

         [  ]     Transition Report on Form 11-K

         [  ]     Transition Report on Form 10-Q

         [  ]     Transition Report on Form N-SAR

For the Transition Period Ended:
                                  -------------------


Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




Part I--Registrant Information

         Full Name of Registrant

             Conseco, Inc.

         Former Name if Applicable

             Not Applicable

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


         Address of Principal Executive Office (Street and Number)

           11825 N. Pennsylvania Street

         City, State and Zip Code

           Carmel, IN  46032


Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q; or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III--Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)


See attached Exhibit A.


                                      -2-

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Part IV--Other Information

          (1) Name and telephone number of person to contact in regard to this notification

                  John R. Kline                (317)                    817-6100
                  --------------------------------------------------------------

                  (Name)                    (Area Code)       (Telephone Number)


          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [ x ]  Yes     [  ]  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ x ]  Yes     [  ]  No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               See attached Exhibit B.




                                  CONSECO, INC.
                                  -------------

                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 3, 2009               By: /s/ John R. Kline
       ---------------------             ----------------------------------
                                         John R. Kline, Senior Vice President
                                         and Chief Accounting Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  CONSECO, INC.
                            Exhibit A to Form 12b-25
                           Commission File No. 001-31792
                               Dated March 3, 2009


     Conseco, Inc.'s (the "Company") Annual Report on Form 10-K for the fiscal year ended December 31, 2008, cannot be completed within the prescribed time period. The Company needs additional time to finalize the analysis and disclosure related to its investment portfolio in light of unprecedented market conditions. The Company has been informed by its independent registered public accounting firm that without additional information and analysis to satisfy the auditors' concerns regarding the Company's liquidity and debt covenant margins (primarily those that could be impacted by a significant amount of additional realized losses in the Company's investment portfolio), their audit opinion will include an explanatory paragraph regarding the Company's ability to continue as a going concern.

     If, after considering the additional information to be provided by the Company, it is concluded that there is substantial doubt as to the Company's ability to continue as a going concern, the auditors' report on the consolidated financial statements for the year ended December 31, 2008 will include an explanatory paragraph to that effect. The inclusion of such a paragraph would constitute a default under the Company's Second Amended and Restated Credit Agreement dated as of October 10, 2006, as amended (the "Credit Agreement") which would allow the lenders to accelerate payment of the principal amount of and accrued but unpaid interest on the debt borrowed thereunder if the Company cannot correct the default or obtain a waiver from the lenders within 30 days. As of December 31, 2008, the principal amount of the debt thereunder was $911.8 million. If the lenders accelerate the debt under the Credit Agreement, holders of the Company's 3.50% Convertible Debentures due September 30, 2035 issued under the August 15, 2005 indenture can also accelerate payment of the principal amount of the debentures plus accrued and unpaid interest thereon. As of December 31, 2008, the principal amount of the debt thereunder was $293.0 million. Similarly, if the lenders accelerate the debt under the Credit Agreement, the holder of the Company's 6% Senior Note due November 12, 2013, can accelerate payment of the principal amount outstanding plus accrued and unpaid interest thereon. As of December 31, 2008, the principal amount thereunder was $125.0 million.

     The Company intends to file its Form 10-K for the fiscal year ended December 31, 2008, as soon as practicable.

Forward-Looking Statements

     This notification includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "anticipates," "expects" and "intends" and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Company's Form 10-K. Risks, uncertainties and assumptions that could affect the Company's forward-looking statements include, among other things, the time needed for the Company to finalize and file its Form 10-K. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  CONSECO, INC.
                            Exhibit B to Form 12b-25
                           Commission File No. 001-31792
                                Dated March 3, 2009


     As disclosed in our March 2, 2009 press release (which was filed as an exhibit to our Form 8-K filed on March 2, 2009), the Company expects to report a net loss applicable to common stock of $406.8 million in the quarter ended December 31, 2008, compared to a loss of $71.5 million in the same period of the prior year.

     In the fourth quarter of 2008, the Company expects to recognize losses (net of income taxes) from discontinued operations of approximately $368 million primarily related to losses and transaction costs associated with the previously disclosed transfer of Senior Health Insurance Company of Pennsylvania to an independent trust. In addition, the Company expects to report net realized investment losses (net of amortization and taxes) in the quarterly period ended December 31, 2008, of $57 million, compared to losses of $23.8 million in the same period in the prior year. The Company also expects to increase the valuation allowance for deferred tax assets by $31 million in the fourth quarter of 2008 compared to $68.0 million in the same period in the prior year as it is more likely than not that tax benefits related to investment losses will not be utilized to offset future taxable income.